# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookfield Infrastructure Partners L.P., CIK 0001406234
CUSIP: G16252101
Title of class of securities: Limited Partnership Units
Address of issuer's principal executive offices: 73 FRONT STREET, HAMILTON, Bermuda (D0), HM12
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005624
Filed by CIK 0000769734

## Reporting persons
- PRINCIPAL GLOBAL INVESTORS, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 26,675,618; sole dispositive power 0; shared dispositive power 26,675,618; aggregate amount beneficially owned 26,675,618 (5.8% of the class)
  Comment: This correction amendment is being filed as previous submission filed on 2/10/25 did not include joint filing agreement exhibit 99.1 attachment.
- PRINCIPAL FUNDS, INC.: type of reporting person: investment company (IV); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 23,420,381; sole dispositive power 0; shared dispositive power 23,420,381; aggregate amount beneficially owned 23,420,381 (5.1% of the class)
  Comment: This correction amendment is being filed as previous submission filed on 2/10/25 did not include joint filing agreement exhibit 99.1 attachment.

## Item 1. Issuer
Name of issuer: Brookfield Infrastructure Partners L.P.
Address of issuer's principal executive offices:
73 FRONT STREET
HAMILTON, BERMUDA
HM12

## Item 2. Person Filing
Name of person filing:
This statement is filed by Principal Global Investors, LLC ("PGI") and Principal Funds, Inc. - Principal MidCap Fund ("PFI MidCap Fund")
jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.
Address of principal business office or, if none, residence:
The principal business office address for PGI is 801 Grand Avenue, Des Moines, IA 50392.
The principal business office address for PFI MidCap Fund is 711 High Street, Des Moines, IA 50392.
Citizenship:
PGI is organized under the laws of Delaware.
Principal Funds, Inc., of which PFI MidCap Fund is a mutual fund series, is organized under the laws of Maryland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 26,675,618
Percent of class: 5.8
Sole power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS, LLC - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to vote or to direct the vote:
PRINCIPAL GLOBAL INVESTORS, LLC - 26,675,618

PRINCIPAL FUNDS, INC. - 23,420,381
Sole power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS, LLC - 0

PRINCIPAL FUNDS, INC. - 0
Shared power to dispose or to direct the disposition:
PRINCIPAL GLOBAL INVESTORS, LLC - 26,675,618

PRINCIPAL FUNDS, INC. - 23,420,381

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As of December 31, 2024 the MidCap Fund, a series to the Principal Funds, Inc., had ownership of 23,420,381 shares representing 5.1%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
This statement is filed by Principal Global Investors, LLC ("PGI") and Principal Funds, Inc. - Principal MidCap Fund ("PFI MidCap Fund")
jointly pursuant to a Joint Filing Agreement, which is filed with this Schedule 13G as Exhibit 99.1.

## Signatures
- PRINCIPAL GLOBAL INVESTORS, LLC: /s/ J. Markham Penrod, Chief Compliance Officer - North America (02/13/2025)
- PRINCIPAL FUNDS, INC.: /s/ John L. Sullivan, Assistant Counsel and Assistant Secretary (02/13/2025)